# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CDT Equity Inc., CIK 0001896212
CUSIP: 20678X403
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 12/08/2025
Amends the filing with accession number 0001493152-25-014521
Filed by CIK 0001990829
Persons authorized to receive notices and communications: Andrew Regan, Corvus Capital Ltd., FL. 2, Willow House, Cricket Square PO Box 709, Grand Cayman, Cayman Islands (E9), KY1-1107, 44 7766 766766

## Reporting persons
- Corvus Capital Ltd. (CIK 0001990829): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 246,667; sole dispositive power 0; shared dispositive power 246,667; aggregate amount beneficially owned 246,667 (12.2% of the class); the aggregate amount excludes certain shares
- Andrew Regan (CIK 0001991325): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 140,005; shared voting power 246,667; sole dispositive power 140,005; shared dispositive power 246,667; aggregate amount beneficially owned 386,672 (19.1% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CDT Equity Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Comment:
The information contained in "Item 1. Security and Issuer." of the Schedule 13D is not being amended by this Amendment No. 4.

This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of CDT Equity Inc., a Delaware corporation formerly known as Conduit Pharmaceuticals Inc. (the "Issuer"), amends and supplements the Schedule 13D (the "Original Schedule 13D") originally filed by the reporting persons named therein with the Securities and Exchange Commission (the "Commission") on September 29, 2023, as amended by Amendment No. 1 to the Original Schedule 13D, filed by such reporting persons with the Commission on September 19, 2024 ("Amendment No. 1"), as amended by Amendment No. 2 to the Original Schedule 13D, filed by such reporting persons with the Commission on July 31, 2025 ("Amendment No. 2"), as amended by Amendment No. 3 to the Original Schedule 13D, filed by such reporting persons with the Commission on September 22, 2025 ("Amendment No. 3" and, together with the Original Schedule 13D, the "Schedule 13D").

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
"Item 2. Identity and Background." of the Schedule 13D is being amended and restated in its entirety by this Amendment No. 4 as follows:

This Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

(i) Corvus Capital Ltd., a Cayman Islands exempted company ("Corvus"); and

(ii) Dr. Andrew Regan, a British citizen.

Dr. Regan is the chief executive officer of Corvus. Dr. Regan's principal occupation is acting as the Chief Executive Officer of Corvus, an investment vehicle.

During the last five years, neither Reporting Person nor any executive officer or director of Corvus has (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
"Item 3. Source or Amount of Funds or Other Consideration." of the Schedule 13D is being amended by this Amendment No. 4 to add the following:

On December 8, 2025, the Issuer and Corvus entered into a Sale and Purchase Agreement (the "Agreement") pursuant to which the Issuer sold to Corvus all of the outstanding shares of its wholly-owned subsidiary, Conduit Pharmaceuticals Limited ("CPL"), and issued to Corvus 224,800 shares of Common Stock (the "CDT Shares") and pre-funded warrants (the "Pre-Funded Warrant Shares") to purchase up to 3,685,815 shares of Common Stock (the "Pre-Funded Warrant Shares"), in connection with the sale of CPL, a current subsidiary of the Issuer, that has been the subject of an ongoing litigation as previously disclosed by the Issuer. The Issuer sold CPL, including the potential liability associated with the litigation, to Corvus for a settlement amount of $7,000,000 that was satisfied through the issuance of the CDT Shares and Pre-Funded Warrants.

The ability to exercise any or all of the Pre-Funded Warrants is subject to stockholder approval under applicable rules and regulations of The Nasdaq Stock Market LLC, to the extent required by such rules and regulations ("Stockholder Approval"). Under the terms of the Pre-Funded Warrants, Corvus will not have the right to exercise any portion of the Pre-Funded Warrants if Corvus (together with its affiliates) would beneficially own in excess of 49.99% of the number of the Company's Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants.

Pursuant to the Agreement, the Company agreed to file a resale registration statement (the "Resale Registration Statement") to register the resale of the CDT Shares and Pre-Funded Warrant Shares as soon as practicable, and to use commercially reasonable efforts to have the Resale Registration Statement declared effective by the Commission and to keep such registration statement effective at all times until Corvus no longer own any CDT Shares and Pre-Funded Warrant Shares.

The Pre-Funded Warrants and the Agreement are attached as Exhibits 15 and 14, respectively. The description of the terms of the Pre-Funded Warrants and the Agreement is not intended to be complete and is qualified in its entirety by reference to such exhibits. The Agreement contains customary representations, warranties and covenants by the parties which were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

## Item 4. Purpose of Transaction
Purpose of transaction:
"Item 4. Purpose of Transaction." of the Schedule 13D is being amended by this Amendment No. 4 to add the following:

See Item 3. Corvus acquired the CDT Shares and Pre-Funded Warrants for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
"Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended and restated by this Amendment No. 4 as follows:

(a)-(b) The percentage ownership of shares of Common Stock set forth in this Amendment No. 4 is based upon 2,019,202 shares of Common Stock outstanding as of December 12, 2025, as verified with the Issuer on December 18, 2025.

Corvus beneficially owns 246,667 shares of Common Stock, including 227,304 shares of Common Stock owned directly by Corvus, 14 shares of Common Stock owned directly by Algo Holdings, Inc., its wholly-owned subsidiary ("Algo"), and 19,349 shares of Common Stock owned directly by Manoira Corporation ("Manoira"), of which Corvus is owner of 99% of its equity interests, which represents approximately 12.2% of the issued and outstanding shares of Common Stock as of December 12, 2025, and excluding 3,685,815 Pre-Funded Warrant Shares. The ability to exercise any or all of the Pre-Funded Warrants is subject to the receipt of Stockholder Approval. In addition, under the terms of the Pre-Funded Warrants, Corvus will not have the right to exercise any portion of the Pre-Funded Warrants if Corvus (together with its affiliates) would beneficially own in excess of 49.99% of the number of the Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants.

Dr. Regan beneficially owns 386,672 shares of Common Stock, including 140,005 shares of Common Stock held directly by Dr. Regan, 227,304 shares of Common Stock owned directly by Corvus, 14 shares of Common Stock owned directly by Algo and 19,349 shares of Common Stock owned directly by Manoira, which represents approximately 19.1% of the issued and outstanding shares of Common Stock as of December 12, 2025. Dr. Regan is the Chief Executive Officer and sole shareholder of Corvus. Algo is a wholly owned subsidiary of Corvus. Dr. Regan is the sole director of Manoira of which Corvus is the 99.0% owner of its equity interests. By virtue of these relationships, Dr. Regan may be deemed to beneficially own the shares of Common Stock held of record by each of Corvus, Algo and Manoira. Dr. Regan disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons have the power to vote or dispose of the shares of Common Stock, or direct the vote or disposition thereof, as follows:

Corvus

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 246,667
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 246,667

Dr. Regan

Sole power to vote or to direct the vote: 140,005
Shared power to vote or to direct the vote: 246,667
Sole power to dispose or to direct the disposition of: 140,005
Shared power to dispose or to direct the disposition of: 246,667

To the Reporting Persons' knowledge, the other individuals named in Item 2 above do not beneficially own any shares of Common Stock.

(c) Except as set forth in Item 4 of this Amendment No. 4, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the individuals named in Item 2 above, have engaged in any transaction with respect to the shares of Common Stock during the sixty (60) days prior to the trigger date for the filing of this Amendment No. 4.

(d) Other than as described in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 4.

(e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
"Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D is being amended by this Amendment No. 4 to add the following:

The disclosure in Item 4 hereof with respect to the Agreement and the Pre-Funded Warrant is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
"Item 7. Material to be filed as Exhibits." of the Schedule 13D is being amended by this Amendment No. 4 to add the following exhibit:

14. Sale and Purchase Agreement, dated as of December 8, 2025 (incorporated by reference to the Exhibit 10.1 to the Issuer's Current Report on Form 8-K as filed with the SEC on December 12, 2025)

15. Pre-Funded Common Stock Purchase Warrant, issued on December 8, 2025 (incorporated by reference to the Exhibit 4.1 to the Issuer's Current Report on Form 8-K as filed with the SEC on December 12, 2025)

## Signatures
- Corvus Capital Ltd.: /s/ Andrew Regan, Andrew Regan/Chief Executive Officer (12/22/2025)
- Andrew Regan: /s/ Andrew Regan, Andrew Regan (12/22/2025)